Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Mellon Financial Corporation and its subsidiaries)

Mellon Financial Corporation

    (and its subsidiaries)

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2005	March 31, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Income from continuing operations before provision for income taxes	$296	$466	$265	$762	$630
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	84	75	65	159	132
Total earnings (as defined), excluding interest on deposits	380	541	330	921	762
Interest on deposits	85	67	29	152	60
Total earnings (as defined)	$465	$608	$359	$1,073	$822
Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.55	7.18	5.05	5.80	5.77
Including interest on deposits	2.76	4.26	3.79	3.45	4.27